Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratio)

Three Months Ended March 31, 2005
Earnings:
Income before income taxes(1)	$131
Adjustments:
Net interest expense(2)	21
Amortization of capitalized interest	4
Portion of rental expense representative of interest	1
Income of affiliates	4
Minority interest in net income of affiliates	59

$220

Fixed Charges:
Net interest expense(2)	21
Capitalized interest	6
Portion of rental expense representative of interest	1

$28

Ratio of earnings to fixed charges	7.8

(1)	Pre-tax income before minority interest, equity income of affiliates and cumulative effect of a change in accounting principle, net of Minority interest in income of subsidiaries.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

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